FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA URANIUM COMPLETES FIRST PHASE FOND DU LAC DRILL PROGRAM

Vancouver, Canada, June 23rd, 2011 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) is pleased to report on results from its 2011 Phase One reverse circulation (“RC”) and initial diamond core drilling program on the Fond du Lac Project, located on the north rim of the Athabasca Basin.  The exploration identified additional uranium targets proximal to the existing Fond du Lac uranium deposit, and provided further targets for the planned 2011 Phase Two diamond drill program.

Fond-du-Lac Uranium Deposit
C
A
B
D
E
FLC034
FLC033
FLC017
FLC030
FLC031
FLC032
FDLrc-001
FDLrc-002
FDLrc-003
FDLrc-004
FDLrc-005
FDLrc-006
FDLrc-007
FDLrc-008
FDLrc-009
FDLrc-010
FDLrc-011
FDLrc-012
FDLrc-013
FDLrc-014
FDLrc-015
FDLrc-016
FDLrc-017
FDLrc-018
FDLrc-019
FDLrc-020
FDLrc-021
FDLrc-022
FDLrc-023
FDLrc-024
FDLrc-025
FDLrc-026
FDLrc-027
FDLrc-028
FDLrc-029
FDLrc-030
FDLrc-031
FDLrc-032
FDLrc-033
FDLrc-034
374000
375000
376000
377000
6576000
6575000
0 250 500 1000
Metres
0 15 30 60
Metres
Legend
FLC017
2011 DDH Collars
2011 RC Collars
FDL deposit: high grade
FDL deposit: low grade
Interpreted Faults
Exploration Target Areas
CanAlaska Uranium Ltd.
Fond-du-Lac Project
2011 Drill Hole Locations
UTM NAD 83, Zone 13
NTS: 074O-06
Scale: 1:15000
Date: June 15, 2011
Drawn by: GRB
Report: FDL2011-02

News Release

June 23rd, 2011

Thirty-four vertical (2,895 metres) reverse circulation drill holes were completed in five soil anomaly target areas, east, north and southwest of the Fond du Lac uranium deposit during the period, and several encountered both sandstone/unconformity-hosted and basement-hosted uranium mineralization.  Nine diamond drill holes were drilled at the West Fond du Lac zone, and five diamond drill holes at the main Fond du Lac zone.  The best uranium mineralization was encountered in diamond drill hole WFDL001, with 2 metres @ 0.5% U3O8.

The reverse circulation drilling followed-up on a combined radon cup and detailed A-horizon soil geochemistry survey using CAMIRO-developed technology carried out by CanAlaska in 2010 across the central portion of the Fond du Lac property.  Five areas (Figure 1) were identified as being anomalous with respect to uranium, radon and metals such as arsenic, nickel and lead.

Core drilling was carried out with nine holes on the West Fond du Lac zone, at the same time that reverse circulation drilling started at main Fond du Lac zones.  At the end of the West Fond du Lac core drilling, timing allowed a few short holes near 2009 drill hole FCL017 (40.4 metres at 0.32% U3O8 in the basement).  These new holes tested for a north-south structural break, trending towards RC hole FDLrc001.  Diamond drilling was interrupted because the drill was required on another project, but will resume in the latter part of this summer.

In the RC drilling, variable, 21-33 metre thick intervals of strong to intense hematization accompanied by moderate chloritization are seen in drill cuttings in all of the holes in “C” soil anomaly area, with most of the alteration best developed in the basement series of biotite gneisses.  In-rod probe data further indicates basement hosted mineralization at depths ranging from 38 metres to 70 metres depth in several drill holes: FDLrc004: 1,372 cps at 73.4 metres; FDLrc032: 686 cps at 58.2 metres; FDLrc019: 763 cps at 38.9 m and 378 cps at 40.8 metres; and FDLrc005: 246 cps at 45.1 metres.  A 705cps peak in FDLrc009 at 43.1 metres is located in hematised and chloritised biotite gneiss.  FDLrc009 is located on the NE trending lineament relating the Fond du Lac deposit to the Grease River Shear Zone.

Multi-element ICP analyses on sandstone samples show distinct anomalous trends on area C and area E with high U, Cu, Ni, Co, and As in the sandstone.  In drill hole FDLrc001, heavily hematised sandstone from 10.7 to 13.7 metres is strongly enriched in Fe, Ni, Co, Cu, Zn, V, La, and Th.  The next sample above is high in uranium (4.1ppm) as well as Ni, As, Cu, Zn, Th, La.

Mineralization associated with a north-south trending zone of mylonitisation and brecciation occurs in drill holes FCL030 (2 metres at 0.019% U3O8 from 94.0 to 96.0m) and FCL031 (3.75 metres at 0.043% U3O8, from 69.75 to 73.50 metres and 3.60 metres at 0.078% U3O8, from 75.0 to 78.6 metres).  The mylonite zone appears to be part of the “Airport Fault”, and was also encountered in drill hole FCL032, but with no significant mineralization.

News Release

June 23rd, 2011

Follow-up core hole drilling (FLC033, 034) which targeted the strongly anomalous sandstone in RC hole FDLrc001 encountered the mylonites typical of the north-south trending Airport Fault, which appears to affect the mineralization in and around core hole FCL017.

Further diamond drilling is planned in the immediate vicinity of RC holes FDLrc004, 001 and to the east and northeast of FDL032, to test for basement hosted mineralization.  Diamond drilling will also be required in the vicinity of reverse circulation drill holes FDLrc028 and 029 in the southern portion of the “E” soil anomaly target area where strongly anomalous arsenic values are associated with high uranium (22ppm) and high boron (154ppm) in the sandstone of these two RC drill holes.

President Peter Dasler commented: “The winter 2011 Phase One drill program at Fond du Lac was difficult to complete because of extreme weather (-40°C to -50°C) conditions.  We had expected a larger number of holes to be finished, but those that were completed provided several new targets close to the existing Fond du Lac deposit.  The reverse circulation drilling highlighted the hematization and anomalous uranium associated with basement offsets, and faults, north of the deposit, and in an area south-east of the deposit.  These areas have very shallow sandstone cover (<25 metres).  We were able to commence the planned drill diamond drill program, but have postponed the major part of this until mid to late summer to take better advantage of more favorable field conditions.”

All of the samples from the Fond du Lac project, submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, were analysed with their Group 1Dx analysis.  These samples were analysed for uranium and multi-element geochemistry by aqua regia digestion and ICP-MS.  Representative cuttings were collected at 1.5 m intervals in each of the drill holes completed during the period for SWIR clay analysis and sandstone and basement geochemistry. The samples were collected by CanAlaska field geologists under the supervision of Mr. Ron Avery P. Geo, and were shipped in secure containment to the laboratories noted above.

Mr. Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land

News Release

June 23rd, 2011

positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 23rd, 2011